News Release

CIBC declares dividends

(Toronto, ON – November 26, 2003) – As announced earlier, CIBC’s board of directors today declared a dividend of 50 cents per share on common shares for the quarter ending January 31, 2004, payable on January 28, 2004 to holders of record on December 29, 2003.

Class A Preferred Shares

Other dividends per share for the quarter ending January 31, 2004, payable on January 28, 2004, to holders of record on December 29, 2003, were declared as follows:

Series 15 — $0.353125

Series 16 – US$0.353125

Series 17 — $0.340625

Series 18 — $0.34375

Series 19 — $0.309375

Series 20 — US$0.321875

Series 21 — $0.375

Series 22 — US$0.390625

Series 23 — $0.33125

Series 24 — $0.375

Series 25 — $0.375

Series 26 — $0.359375

Series 27 — $0.498370 (1)

(1) Dividend for period from September 22, 2003 ending January 31, 2004, inclusive.

For further information: Rob McLeod, Senior Director, Communications and Public Affairs, (416) 980-3714 or Kathryn A. Humber, Senior Vice-President of Investor Relations, (416) 980-3341.